UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13d

Under the Securities Exchange Act of 1934 (Amendment No. 2)

First Choice Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock par value $0.001 per share
(Title of Class of Securities)

31949B104
(CUSIP Number)

Steward Physician Contracting, Inc. 111 Huntington Ave., Suite 1800 Boston, MA 02199 Attention: General Counsel

With a copy to (which shall not constitute notice)

McDermott Will & Emery LLP 28 State Street Boston, MA 02109 Attention: Christopher M. Jedrey, Esq.
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Commissions)

April 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule I 3D. and is filing this schedule because of 240.13d-1 (e), 240.13d-(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP NO. 31949b104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steward Physician Contracting, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON (See Instructions) co

Item 1.	SECURITY AND ISSUER
This Amendment No. 2 (this “Amendment”) to the Statement on Schedule D (the “Schedule 13D”) filed by the Reporting Person on March 12, 2018 and as amended on April 9, 2018 relates to the common stock, $0.001 par value per share, (the “Common Stock”), of First Choice Healthcare Solutions, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 709 South Harbor City Boulevard, Suite 530, Melbourne, Florida 32901. Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment No. 2, the information contained in Schedule 13D has not been updated or amended.
Item 4.	PURPOSE OF THE TRANSACTION
Item 4 is hereby amended and supplemented to add the following: On April 17, 2019, Dr. Thomas Gill, a director of the Company and a designee of Steward Health Care System LLC, the indirect parent of the Reporting Person (“Steward”), submitted his resignation from the Board of Directors of the Company. Dr. Gill does not serve on any committee of the Board of Directors. Dr. Gill resigned due to a disagreement between Steward and Company regarding the Stock Purchase Agreement dated February 6, 2018 between the Company and Steward Health Care System LLC.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and supplemented incorporating herein by reference the information contained in Item 4, as well as the letter itself, attached as Exhibit 3 hereto.
Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended and supplemented to add the following exhibit to the Schedule 13D’s existing two Exhibits:
Exhibit	Description
3	Letter of resignation dated April 17, 2019, from Dr. Thomas Gill, and referenced in Item 4.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 17, 2019
Dated

STEWARD PHYSICIAN CONTRACTING, INC.

/s/ Herbert Holtz
Herbert Holtz, Secretary

Exhibit 3

to SCHEDULE 13D, Amendment No. 2

Filed with respect to the following issuer:

First Choice Healthcare Solutions, Inc.

Filed by:

Steward Physician Contracting, Inc.

Exhibit 3 consists of:

Letter of resignation dated April 17, 20 I 9, from Dr. Thomas Gill, and referenced in Item 4 of Amendment No. 2.

BOSTON SPORTS MEDICINE

& RESEARCH INSTITUTE

New England Baptist Outpatient Care Center 40 Allied Drive, Suite 110 Dedham, MA 02026 Tel: 781-251-3535 Fax: 781-251-3532 www.bostonsportsmedicine.com	Thomas J. Gill, M.D. Professor of Orthopedic Surgery Tufts Medical School Chairman of Orthopedic Surgery Steward Healthcare Network Director, Boston Sports Medicine and Research Institute

Date: April 17, 2019

First Choice Healthcare Solutions, Inc.

709 South Harbor City Boulevard

Suite 530

Melbourne, Florida 32901

To the Board of Directors and to whom it may concern:

I, Dr. Thomas Gill, hereby resign, effectively immediately, from my position as a director of the Board of Directors of First Choice Healthcare Solutions, Inc. More information may be found in the Amendment No. 2 of Schedule 13D that has been filed with respect to this resignation.

/s/ Thomas J. Gill
Dr. Thomas J. Gill, M.D.